BALLARD POWER SYSTEMS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FIRST QUARTER 2018

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements about expected events and the financial and operating performance of Ballard Power Systems Inc. (“Ballard”, “the Company”, "the Corporation", “we”, “us” or “our”). Forward-looking statements include any statements that do not refer to historical facts. Forward-looking statements are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources of capital and our outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP Measures), order backlog, order book of expected deliveries over the subsequent 12-months, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.
In particular, these forward-looking statements are based on certain factors and assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product and service volumes at the expected prices, controlling our costs, and obtaining the expected benefits arising from the Protonex acquisition. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding technology and product development efforts, manufacturing capacity, product and service pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products or related ecosystem, including the availability of cost-effective hydrogen; changes in product or service pricing; changes in our customers' requirements, the competitive environment and/or related market conditions; the relative strength in the value proposition that we offer our customers with our products or services; changes in competitive technologies, including battery technologies; product safety, liability or warranty issues; challenges or delays in our technology and product development activities; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing government or environmental regulations including subsidies or incentives associated with the adoption of clean energy products, including hydrogen and fuel cells; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; our ability to protect our intellectual property; risks relating to the Company’s successful integration of Protonex and its operations, such as the loss of key personnel due to the transaction, the disruption to the operations of the Company and Protonex’ respective businesses, and the integration failing to achieve the expected benefits of the transaction; currency fluctuations, including the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.
The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis (“MD&A”). Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A including the occurrence of unanticipated events.

MANAGEMENT’S DISCUSSION AND ANALYSIS
May 1, 2018

Contents

Section	Description
1. Introduction	1.1 Preparation of the MD&A 1.2 Disclosure Controls and Procedures and Internal Controls over Financial Reporting 1.3 Risks and Uncertainties
2. Core Strategy and Business	2.1 Core Business 2.2 Strategic Imperatives
3. 2018 Business Outlook	3.1 2018 Business Outlook
4. Recent Developments (Including Contractual Updates)	4.1 China 4.2 Europe 4.3 North America 4.4 Other
5. Results of Operations
5.1 Operating Segments
5.2 Summary of Key Financial Metrics -
Three Months ended March 31, 2018
5.3 Operating Expenses and Other Items -
Three Months ended March 31, 2018
5.4 Summary of Quarterly Results

6. Cash Flow, Liquidity and Capital Resources
6.1 Summary of Cash Flows
6.2 Cash Provided by (Used by) Operating Activities
6.3 Cash Provided by (Used by) Investing Activities
6.4 Cash Provided by (Used by) Financing Activities
6.5 Liquidity and Capital Resources

7. Other Financial Matters	7.1 Off Balance Sheet Arrangements and Contractual Obligations 7.2 Related Party Transactions 7.3 Outstanding Share and Equity Information
8. Accounting Matters	8.1 Overview 8.2 Critical Judgments in Applying Accounting Policies 8.3 Key Sources of Estimation Uncertainty 8.4 Recently Adopted Accounting Policy Changes 8.5 Future Accounting Policy Changes
9. Supplemental Non-GAAP Measures and Reconciliations	9.1 Overview 9.2 Cash Operating Costs 9.3 EBITDA and Adjusted EBITDA 9.4 Adjusted Net Loss

1.	INTRODUCTION
1.1 Preparation of the MD&A
This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as at May 1, 2018 and should be read in conjunction with our unaudited condensed consolidated interim financial statements and accompanying notes for the three months ended March 31, 2018 and with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2017. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and is also available on our website at www.ballard.com.

1.2 Disclosure Controls and Procedures and Internal Controls over Financial Reporting
Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosures. We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the three months ended March 31, 2018, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering all of our subsidiaries including Protonex Technology Corporation, Ballard Power Systems Europe A/S, and Guangzhou Ballard Power Systems Co., Ltd.

1.3 Risks and Uncertainties
An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form which remain substantively unchanged. The risks and uncertainties described in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

2.	CORE BUSINESS AND STRATEGY

2.1 Core Business
At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell power system development and commercialization. Our principal business is the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on our power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer, and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard’s clean-energy fuel cell products feature high fuel efficiency, relatively low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, and modular design. Embedded in each Ballard fuel cell product lies a stack of unit cells designed with our proprietary PEM technology which draws on intellectual property from our patent portfolio together with our extensive experience and know-how in key areas of fuel cell stack design, operation, production processes and systems integration.

We are based in Canada, with head office, research and development, testing, manufacturing and service facilities in Burnaby, British Columbia. We also have a sales, manufacturing, research and development facility in Southborough, Massachusetts, and have a sales, assembly, service and research and development facility in Hobro, Denmark. We also have an office in Guangzhou, the capital of Guangdong Province, China. This office serves as the Company’s initial operations center in China, with China management, sales and business development, technical, quality, supply chain, after-sales and administrative support personnel. We also have a service center based in Yunfu, China.

2.2 Strategic Imperatives
We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading PEM fuel cell products to meet the needs of our customers in select target markets.

We are pursuing a corporate strategy and business model that mitigates risk by diversifying our business across a portfolio of market opportunities that are enabled by substantially the same core competencies, technology, products and intellectual property. Our business model is designed to include two growth platforms (power products and technology solutions), multiple markets within each of these platforms, geographic diversification and customer diversification.

We are also pursuing a strategy that provides us with the opportunity for near-term commercialization, revenue and profitability, while also enabling significant future value based on longer-term market opportunities for our technology, products and intellectual property, such as the global automotive fuel cell market and the unmanned aerial vehicle (“UAV”) or drone market.

Our two-pronged approach is to build shareholder value through the sale and service of power products and the delivery of technology solutions. In power product sales, our focus is on meeting the power needs of our customers by delivering high value, high reliability, high quality and innovative clean energy power products that reduce customer costs and risks. Through technology solutions, our focus is on enabling our customers to solve their technical and business challenges and accelerate their fuel cell programs by delivering customized, high value, bundled technology solutions, including specialized engineering services, access to our deep intellectual property portfolio and know-how through licensing or sale, and providing technology component supply.

Starting in 2015, we increased our efforts on growing our business in China. China represents a potentially unique opportunity for clean energy solutions, given the convergence of macro trends that include:

•	continued urbanization of China’s population;

•	continued infrastructure development and build-out of mass urban transportation;

•	the large size and continued growth of the Chinese vehicle market;

•	rapid adoption of electric vehicles in China;

•	serious air quality challenges in a number of Chinese cities;

•	a Chinese government mandate to address climate change; and

•	strong national and local government commitment supporting the adoption and commercialization of fuel cells in transportation applications, including the implementation of supporting subsidy programs.

We have been pursuing a strategy that includes the development of a local fuel cell supply chain and related ecosystem to address the new-energy bus and commercial vehicle markets in China. We believe this strategy aligns with expected local content requirements for government subsidies supporting the adoption of fuel cell electric vehicles. Key elements of our strategy include adopting a business model in which we seek to mitigate market adoption risk and capital investment by engaging partnerships with local companies that market our products and invest in manufacturing operations and supply chain localization.

As part of our strategy, we are pursuing technology transfer and licensing opportunities with Chinese partners in order to localize the manufacture of Ballard-designed fuel cell modules and stacks for heavy-duty motive applications in China, including bus, commercial vehicles and light-rail train applications. We typically seek to structure our arrangements in a way that provide us with payments from our partners of significant value for technology transfer early in the transfer process, requirements for ongoing purchases by our partners of components from us, and requirements for our partners to comply with certain performance conditions and reporting requirements, including quality, branding, intellectual property and minimum payments. We believe these typical deal structures provide for near-, mid- and long-term revenue and cash flow streams by building in program phases, technology transfer payments, license payments, required supply purchases, and recurring royalty structures. We also typically structure our commercial deals in China to restrict sales to that country and to position Ballard as the exclusive purchaser of modules or stacks manufactured by our partners in China for sale outside of China. We believe this structure provides us with additional flexibility in satisfying global market demand for our modules and stacks by supplementing or mitigating our mid- and long-term manufacturing strategy.

We also structure our business model in China to protect our core intellectual property. For example, we currently do not provide technology transfer and licensing relating to the manufacture of our proprietary membrane electrode assemblies (“MEAs”), a key high value technology component in our fuel cell stacks. We currently plan to continue to manufacture our MEAs in our head office facilities in Burnaby, Canada. Also, we typically restrict technology transfer and licenses to current generation technology and products. We continue to make significant investment in next generation products and technology, including modules and systems integration, stacks, and MEAs. We strive to reserve flexibility on how we introduce these next generation products to the markets, including to China.

3.	2018 BUSINESS OUTLOOK
Given the early stage of the hydrogen fuel cell market development and adoption rate, and consistent with our approach in 2017, we are not providing specific financial performance guidance for 2018.

Global trends toward decarbonization, improving air quality and the electrification of propulsion systems have underpinned a growing interest in fuel cell electric vehicles (“FCEVs”) for heavy and medium duty applications, including buses, commercial truck, rail and marine markets. Industry activity levels are increasing in China, Europe and the United States, including relating to demonstration programs and commercial deployments. Looking to 2020, the Company continues to expect strong growth in FCEV demonstration programs and commercial scaling in certain heavy and medium duty applications in China, Europe and North America. With continued investment in talent, technology, products, customer engagement and our brand, we continue to expect Ballard to have a leading market position.

The Company accomplished important progress in 2017 with the localization of stack and module assembly operations in China. In particular, the Company supported our stack joint venture in Guangdong Province, Guangdong Synergy Ballard Hydrogen Power Co., Ltd. (“Synergy Ballard JVCo”), on various aspects of the set-up and commission of the operations line. This project contributed significant revenue and gross margin in 2017, which will not be duplicated in 2018 as we now transition to a supplier relationship with the joint venture based on a take-or-pay supply agreement for the supply by Ballard of MEAs.

In 2017, we also supported Zhongshan Broad-Ocean Motor Co., Ltd. (“Broad-Ocean”) with technology transfer services relating to the set-up and commissioning of an initial module assembly line in Shanghai. In parallel to these technology transfer and module assembly line commissioning activities, we also supplied Broad-Ocean with modules and components for 600 modules to support initial FCEV demonstration programs in key Chinese markets. This program contributed significant revenue and gross margin in 2017, which will not be duplicated in 2018 as we transition to a business model where Broad-Ocean assembles Ballard-designed modules and sources stacks from Synergy Ballard JVCo while also paying royalties to Ballard on assembled modules.

Our qualitative outlook expectations for 2018 are detailed in the 2018 Outlook section of our 2017 year-end MD&A. In summary and given the relatively early stage of development in some of our markets, the length and uncertainty of timing in contract award and program deliveries in 2018, together with the significant one-time contributions from key projects in 2017, we continue to expect revenue to be relatively flat in 2018, as compared to 2017, coincident with a strengthening of the underlying business mix for long-term growth prospects. In particular:

•	In China, we continue to expect year-on-year revenue to be lower in 2018 as a result of the localization of stack and module production that supported strong revenue growth in 2017.

•
In Portable Power, we continue to expect growth in revenues from our Protonex subsidiary in 2018 as a result of obtaining the Program of Record “Milestone C” status with the U.S. Army in September 2017 for certain of our Portable Power products.

•
In Material Handling, we continue to expect a further decline in our sales of stacks to Plug Power in 2018 given Plug Power’s continued movement since 2016 towards internally-manufactured and sourced stacks for their fuel cell systems integrated into forklifts.

•
In Technology Solutions, we continue to expect revenues to be relatively flat in 2018 given the significant contribution made in 2017 from the technology transfer projects in China that will not be duplicated in 2018. This decline however is expected to be largely offset by increases in engineering services activities for existing and new customers, including in the automotive, rail, material handling and unmanned aerial vehicle sectors, including the Company’s HyMotion program with the Volkswagen Group.

Our 2018 revenue outlook is supported by our 12-month Order Book of approximately $89 million which is derived from our Order Backlog of approximately $222 million as of March 31, 2018. Our Order Backlog represents the estimated aggregate value of orders for which customers have made contractual commitments and our 12-month Order Book represents the aggregate expected value of that portion of the Order Backlog that the Company expects to deliver in the subsequent 12-month period.

Our outlook for 2018 is based on our internal forecast which reflects an assessment of overall business conditions and takes into account actual sales and financial results in the first four months of 2018; sales orders received for units and services expected to be delivered in the remainder of 2018; an estimate with respect to the generation of new sales and the timing of deliveries in each of our markets for the balance of 2018; and assumes an average U.S. dollar exchange rate in the low $0.80’s in relation to the Canadian dollar for the remainder of 2018.

The primary risk factors to our business outlook expectations for 2018 are customer or production delays in delivering against existing orders and delays from forecast in terms of closing and delivering expected sales primarily in our Heavy-Duty Motive and Portable Power markets; adverse macro-economic conditions, changes in government subsidy and incentive programs; inadequate investment in hydrogen infrastructure and / or excessive hydrogen fuel costs, all of which could negatively impact our Chinese customers’ access to capital and the success of their program plans which could adversely impact our Heavy-Duty market; disruptions in our Heavy-Duty market due to delays of supply of key materials and components from third party suppliers; disruptions in our Technology Solutions market as a result of our reliance on a single customer in this market and that customer’s internal commercialization plans and budget requirements; disruptions in our Portable Power market as a result of U.S. defense spending volatility and potential defense procurement or acquisition process changes; disruptions in the Material Handling market as a result of our reliance on a single customer in this market and that customer’s internal stack development and commercialization plans; and fluctuations in the Canadian dollar relative to the U.S. dollar, as a significant portion of our Technology Solutions revenues (including the technology development and engineering services agreement with Volkswagen) are priced in Canadian dollars.

Our Order Backlog and our 12-month Order Book are currently comprised of a relatively limited number of contracts and a relatively limited number of customers, including our MEA supply agreement with Synergy Ballard JVCo. Given the relative immaturity of our industry and customer deployment programs, our Order Backlog and 12-month Order Book are potentially vulnerable to risk of cancellation, deferral or non-performance by our customers for a variety of reasons including: risks related to customer liquidity; credit risks; risks related to changes, reductions or eliminations in government policies, subsidies and incentives; risks related to slower market adoption; risks related to vehicle integration challenges; risks related to the development of effective hydrogen refueling infrastructure; risks related to the ability of our products to meet evolving market requirements; and supplier-related risks.

Furthermore, potential fluctuations in our financial results make financial forecasting difficult. The Company's revenues, cash flows and other operating results can vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to general economic conditions, market-related factors, operating factors and competitive factors. Cash receipts may also vary from quarter to quarter due to the timing of cash collections from customers. As a result, quarter-to-quarter comparisons of revenues, cash flows and other operating results may not be meaningful; instead, we believe our operating performance should be assessed over a number of quarters and years. In addition, due to the early stage of development of the market for hydrogen fuel cell products, it is difficult to accurately predict future revenues, cash flows or results of operations on a quarterly basis. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors. If this occurs, the trading price of the Company's shares may be materially and adversely affected.

4.	RECENT DEVELOPMENTS (Including Contractual Updates)

4.1 China

Shanghai Reinventing Fire Technology Company Limited
On February 13, 2018, we announced the planned deployment of 500 licensed fuel cell electric commercial trucks - all using Ballard fuel cell stack technology - in Shanghai, China. Each of the 500 Dongfeng Special Vehicle trucks is now licensed, plated and powered by a 30 kilowatt fuel cell engine that was designed and integrated by Shanghai Reinventing Fire Technology Company Limited (“Re-Fire”), featuring Ballard FCvelocity®-9SSL PEM fuel cell stacks. Ballard and Re-Fire have entered into a collaboration agreement under which Re-Fire has agreed to use Ballard-designed fuel cell stacks in its fuel cell engines. Ballard’s FCvelocity®-9SSL stacks are now being manufactured and are available from Synergy Ballard JVCo, Ballard’s joint venture in Yunfu, Guangdong Province.
Zhongshan Broad-Ocean Motor Co., Ltd.

On December 6, 2017, we announced that a subsidiary of strategic partner Broad-Ocean called Shanghai Edrive Co. Ltd. ("Shanghai Edrive") has commissioned its fuel cell engine manufacturing facility located in the City of Shanghai, China. Shanghai Edrive plans to primarily assemble Ballard FCveloCity® 30-kilowatt (kW) fuel cell engines at the facility under a technology transfer, licensing and supply arrangement between Ballard and Broad-Ocean that closed earlier in 2017. Broad-Ocean also plans to assemble Ballard-designed engines in Hubei and Shandong Provinces.

On June 5, 2017, we announced the closing of an approximate $18 million supply contract with Broad-Ocean to support the expected deployment of 400 FCveloCity® fuel cell engines integrated into clean energy buses and trucks in key Chinese cities. This announcement, together with an approximate $11 million transaction announced on April 6, 2017 for the planned deployment of 200 FCveloCity® fuel cell engines, means that Ballard is supporting Broad-Ocean through the expected deployment of 600 fuel cell engines having a total value of approximately $29 million. All 600 fuel cell engines and related components were delivered by Ballard in 2017. Revenue earned from these agreements (nil million in the first quarter of 2018; nil million in the first quarter of 2017; $28.7 million in fiscal 2017), which are complete, is recorded as Heavy-Duty Motive revenues.

On April 6, 2017, we also announced the closing of a transaction (the “Broad-Ocean Program”) previously announced on February 16, 2017, relating to technology transfer, licensing and supply arrangements with Broad-Ocean for the assembly and sale of FCveloCity® 30-kilowatt (kW) and 85kW fuel cell engines in China and received an initial payment of $3.6 million. Under the Broad-Ocean Program, Broad-Ocean can manufacture fuel cell modules in three strategic regions in China, including Shanghai. The Broad-Ocean Program and future amounts payable to Ballard are dependent on the attainment of certain commissioning milestones by Broad-Ocean. If fully met, the Broad-Ocean Program has an estimated value of up to approximately $25 million in revenue to Ballard over the initial 5-year term, including approximately $12 million in Technology Solutions revenue plus future royalties and the supply of test equipment. In each of the three assembly operation locations, Broad-Ocean will also need to engage with local governments as well as with bus and commercial vehicle OEMs for deployment of fuel cell buses and commercial vehicles incorporating Ballard-designed modules manufactured by Broad-Ocean. Ballard will have the exclusive right to purchase fuel cell engines from any of the Broad-Ocean manufacturing operations for sale outside China. Each Ballard-designed fuel cell engine assembled by Broad-Ocean is required to utilize FCvelocity®-9SSL fuel cell stacks. Stack supply is expected to be transferred to Synergy Ballard JVCo whereas Ballard will be the exclusive supplier of MEAs for stacks manufactured by Synergy Ballard JVCo. Revenue earned from these Broad-Ocean technology transfer agreements ($0.2 million in the first quarter of 2018; nil million in the first quarter of 2017; $2.0 million in fiscal 2017) is recorded as Technology Solutions revenues.

On August 18, 2016, Broad-Ocean became Ballard’s largest shareholder following an investment made through a subscription and purchase of 17.25 million Ballard common shares issued from treasury for total proceeds to Ballard of $28.3 million. The investment represented approximately 9.9% of Ballard’s outstanding common shares following the transaction. Broad-Ocean and Ballard also entered into an Investor Rights Agreement under which Broad-Ocean has agreed to a two-year hold period (expiring on July 25, 2018) on the 17.25 million Ballard common shares that it has purchased in the financing; has provided Ballard with a right of first refusal to sell to Broad-Ocean additional treasury shares if Broad-Ocean wishes to increase its ownership position up to 20%; and has agreed to certain "standstill" provisions effective for a two-year period under which Broad-Ocean will not purchase more than 19.9% of Ballard's outstanding common shares without receiving Ballard board approval. Ballard granted Broad-Ocean certain anti-dilution rights to maintain its 9.9% ownership interest. Finally, Broad-Ocean has no special right to appoint nominees to Ballard's board of directors.

Guangdong Synergy Ballard Hydrogen Power Co., Ltd.
On September 5, 2017, a ceremonial opening event was held at the FCvelocity®-9SSL fuel cell stack joint venture operation in the city of Yunfu, in China’s Guangdong Province. Ballard has a 10% interest in the joint venture - called Synergy Ballard JVCo - together with our partner Guangdong Nation Synergy Hydrogen Power Technology Co. Ltd. (a member of the “Synergy Group”). The fuel cell stacks manufactured by Synergy Ballard JVCo are expected to be used primarily in fuel cell engines assembled in China to provide propulsion power for zero-emission fuel cell electric buses and commercial vehicles in China. The Synergy Ballard JVCo operation is designed to achieve an annualized production capacity of approximately 20,000 fuel cell stacks, based on 3 shifts running 5-days per week.

The joint venture transaction and related sales agreements, which closed on October 25, 2016 and originally announced on July 18, 2016, have a contemplated minimum sales value to Ballard of approximately $170 million over 5-years. The transaction includes these key elements:

•
Ballard provided approximately $20 million for technology transfer services, test equipment, production equipment specification and procurement services, training and commissioning support in relation to the establishment of a production line in Yunfu for the manufacture and assembly of FCvelocity®-9SSL fuel cell stacks. Revenue earned from these technology transfer agreements ($0.1 million in the first quarter of 2018; $6.2 million in the first quarter of 2017; $16.0 million in fiscal 2017; $4.4 million in fiscal 2016), which are effectively complete, is recorded as Technology Solutions revenues; and

•
Ballard’s exclusive supply of membrane electrode assemblies (“MEA”s), a key component of every fuel cell, for each fuel cell stack manufactured by Synergy Ballard JVCo, with minimum annual MEA volume commitments on a “take or pay” value of at least $150 million over the initial 5-year term from 2017 to 2021. Revenue earned from the MEA supply agreement ($7.9 million in the first quarter of 2018; $0.4 million in the first quarter of 2017; $14.9 million in fiscal 2017) is recorded as Heavy-Duty Motive revenues.

Synergy Ballard JVCo has an exclusive right to manufacture and sell FCvelocity®-9SSL stacks in China. Exclusivity is subject to Synergy Ballard JVCo achieving certain performance criteria, including compliance with: a code of ethics; Ballard’s quality policies and branding practices; payment terms; and certain intellectual property covenants; as well as achievement of the minimum annual “take or pay” MEA volumes. Ballard will have the exclusive right to purchase FCvelocity®-9SSL fuel cell stacks and sub-components from Synergy Ballard JVCo for sale outside China.

Ballard contributed approximately $1.0 million for its 10% interest in Synergy Ballard JVCo in 2017. We have no obligation to provide future funding to Synergy Ballard JVCo. Ballard’s CEO serves as one of the three members of the Synergy Ballard JVCo board of directors. Ballard has veto rights over certain key Synergy Ballard JVCo decisions, including the appointment of certain key management, appointment of auditors, and Synergy Ballard JVCo’s pricing and branding policies.

China - Other
On September 28, 2015, we announced the signing of a joint development agreement and a supply agreement to develop and commercialize a fuel cell engine specifically designed for integration into low floor trams manufactured by CRRC Qingdao Sifang Company, Ltd. (“CRRC Sifang”), a Chinese rolling stock manufacturer. The agreements include delivery of ten customized FCvelocity® modules and have an initial expected value of approximately $6 million. Ballard has developed a new prototype configuration of its FCvelocity® fuel cell module to deliver 200 kilowatts of net power for use in powering trams in urban deployments. An initial deployment of eight fuel cell-powered trams is planned by CRRC Sifang and the City of Foshan on the Gaoming Line. With delays in the construction of the Gaoming Line, deployment of these trams is now expected to occur starting in 2019. Revenue earned from these agreements (nil million in the first quarter of 2018; $0.1 million in the first quarter of 2017; $3.1 million fiscal 2017; $0.9 million in fiscal 2016) is recorded as either Heavy-Duty Motive or Technology Solutions revenues depending on the nature of work performed.

4.2 Europe

Van Hool NV

On May 1, 2018, we announced the receipt of a purchase order from Van Hool NV (“Van Hool”), a bus OEM partner in Belgium, for 40 FCveloCity®-HD fuel cell modules to power buses under the Joint Initiative for hydrogen Vehicles across Europe (“JIVE”) funding programs. The purchase order is further to Ballard's announcement of a Letter of Intent, which was issued on February 28, 2018. Ballard expects to make initial shipments of the FCveloCity®-HD 85kilowatt modules later in 2018, with initial deliveries of buses expected in 2019. Van Hool plans to deploy 30 buses with the Regionalverkehr Köln GmbH transit agency in Cologne, Germany, and the remaining 10 buses with WSW mobil GmbH transit agency in Wuppertal, Germany. Revenue earned from this agreement (nil million to date) will be recorded as Heavy-Duty Motive revenues.

On September 13, 2017, we announced the acceptance of a Letter of Intent to provide FCveloCity®-HD 100-kilowatt fuel cell engines to power 8 ExquiCity tram-buses to be built by Van Hool for delivery in Pau, France to the SMTU-PPP (Syndicat Mixte de Transports urbains - Pau Portes des Pyrénées) and the STAP (Société de Transport de l’Agglomération Paloise). These will be the first hydrogen bus routes in France and the world’s first hydrogen tram-buses for a full BRT (Bus Rapid Transit) system. Ballard expects to finalize contracting and deliver the 8 fuel cell engines to Van Hool in 2018. Revenue earned from this agreement (nil million to date) will be recorded as Heavy-Duty Motive revenues.

Siemens AG

On November 14, 2017, we announced the signing of a Development Agreement with Siemens AG (“Siemens”) for the development of a zero-emission fuel cell engine to power Siemens’ Mireo light rail train. The Development Agreement has a contemplated value of approximately $9.0 million to Ballard. Under the terms of the Development Agreement,

Ballard will develop a 200 kilowatt fuel cell engine for integration into Siemens’ new Mireo train platform. Initial deployments of the fuel cell-powered Mireo train are planned for 2021. Revenue earned from this agreement ($0.4 million in the first quarter of 2018; nil million in the first quarter of 2017; $0.7 million in fiscal 2017) is recorded as Technology Solutions revenue.

Volkswagen AG

On March 6, 2013, we entered into a technology development and engineering services agreement with Volkswagen to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. The initial contract term was 4-years commencing in March 2013, with an option by Volkswagen for a 2-year extension. On the closing of the Volkswagen IP Agreement in February 2015, this technology development and engineering services was extended 2-years to February 2019. This technology development and engineering services contract is focused on the design and manufacture of next-generation fuel cell stacks for use in Volkswagen’s fuel cell demonstration car program. Volkswagen also retains an option to further extend this program by 2-years to February 2021. Revenue earned from this and related agreements ($5.8 million in the first quarter of 2018; $3.7 million in the first quarter of 2017; $18.0 million fiscal 2017; $13.9 million in fiscal 2016) is recorded as Technology Solutions revenues.

4.3 North America

Hyster-Yale Group, Inc.

On April 30, 2018, we announced the signing of a Master Supply Agreement (“MSA”) with Hyster-Yale Group, Inc. (“Hyster-Yale”) encompassing the supply of minimum annual volumes of Ballard FCgen®-1020 air-cooled fuel cell stacks for use in powering Class 3 lift trucks and support on the design of a fuel cell electric propulsion system to power these lift trucks. The MSA runs until 2022. Hyster-Yale is a leading global lift truck OEM offering over 280 different lift truck models and generating consolidated annual revenues of $2.9 billion. In 2014 Hyster-Yale’s acquisition of Nuvera activated a strategy to design purpose-built, optimized fuel cell-powered lift trucks, and put in place significant expertise and capabilities for fuel cells. The collaboration with Ballard, Nuvera, and Hyster-Yale will focus on air-cooled stacks for low power applications, complementing the existing Nuvera fuel cell solutions.

Protonex Technology Corporation
On March 26, 2018, we announced that the Company’s subsidiary, Protonex Technology Corporation (“Protonex”), has received a $1.9 million follow-on purchase order for the supply of SPM-622 Squad Power Manager Kits to support U.S. Army Security Force Assistance Brigades (SFAB). Revenue earned from this agreement (nil million to date) will be recorded as Portable Power revenues.

On January 30, 2018, we announced that Protonex received a $1.6 million purchase order for the supply of Squad Power Manager (SPM-622) Special Operations Kits for end customer U.S. Special Operations Command. The purchase order was the first issued by the Program Executive Office (PEO) - Soldier, as part of the newly approved program of record, with Milestone C approval having been received in 2017. Revenue earned from this agreement ($1.6 million in the first quarter of 2018 and to date), which is now complete, is recorded as Portable Power revenues.

On January 3, 2018, we announced that as a result of our strategic review in 2017 of our Protonex subsidiary, we implemented certain changes at Protonex including the divestiture of certain non-core assets. This action is in addition to steps taken in August 2017 to reduce and align the Protonex cost base. Together, these actions are expected to yield annualized cost savings of $2.6 million. In the fourth quarter of 2017, it was determined that certain of Protonex’ Solid Oxide Fuel Cells (“SOFC”) assets were not core to Ballard’s PEM fuel cell business, and the Company decided to divest these non-core assets. As a result, certain SOFC assets were transferred to a private, start-up company, Upstart Power Inc. (“Upstart”), effective December 31, 2017, for nominal consideration. Initially, 10 Protonex employees have moved to Upstart, with an additional 6 employees expected to be transferred later in 2018 on completion of certain Technology Solutions contracts. This action has enabled Ballard to significantly reduce the cost structure at Protonex. No restructuring expense was incurred as a result of this transaction. During the fourth quarter of 2017, we recorded a loss on sale of assets of ($0.5) million related primarily to the sale of SOFC inventory to Upstart. We also recorded impairment losses of ($1.5) million in the fourth quarter of 2017 related to a write-down of certain SOFC intangible assets and property, plant and equipment.

On September 24, 2017, we announced that the U.S. Army Program Executive Office Soldier (PEO-Soldier) has received signature approval for its Mobile Soldier Power Program of Record to full rate production status, commonly known as “Milestone C”. This Program of Record includes a number of new devices focused on improving power and energy management on and around the soldier, including Protonex’ Squad Power Manager Kit (SPM-622), conformal wearable batteries, and man-worn power and data distribution devices. The Milestone C designation now enables the U.S. Army to field the SPM-622 as part of the Mobile Soldier Power Program of Record in higher volume. This announcement follows an announcement made on January 19, 2017 whereby we announced that Protonex received certification from the U.S. Government enabling its SPM-622 and its Vest Power Manager Kit (VPM-402) products to be exported under the Commerce Department’s Export Administration Regulations, classification EAR99. With this classification, these products can be sold to allied military partners as well as commercial customers without the need for an export license.

North America - Other
On March 19, 2018, we announced an agreement with CALSTART for a Ballard 30 kilowatt (kW) FCveloCity®-MD fuel cell module to be used in a trial and development program involving UPS Class-6 delivery vans operating in California’s South Coast Air Basin, including much of the Greater Los Angeles area. Funding for the project is being provided by the South Coast Air Quality Management District (SCAQMD) as part of its efforts to reduce harmful air pollution. Revenue earned from this agreement (nil million to date) will be recorded as Heavy-Duty Motive revenues.

On February 13, 2017, we announced the Company's membership in the "Fuel Cell Electric Bus Commercialization Consortium" (FCEBCC), a large-scale project for which funding has now been committed to support deployment of 20 zero-emission hydrogen fuel cell electric buses at two California transit agencies. Ten buses are to be deployed with Alameda Contra-Costa Transit District (AC Transit) and 10 buses are to be deployed with the Orange County Transportation Authority (OCTA). Ballard will be providing 20 of its FCveloCity®-HD 85-kilowatt fuel cell engines to New Flyer of America Inc., a subsidiary of New Flyer Industries Inc. ("New Flyer"), the largest transit bus and motor coach manufacturer and parts distributor in North America. Ballard's engines will power New Flyer 40-foot Xcelsior XHE40 fuel cell buses, which are planned to be delivered and in-service with AC Transit and OCTA starting in late 2018. The buses are to be supported by advanced hydrogen fueling infrastructure provided by The Linde Group. Revenue earned from this agreement (nil million to date) will be recorded as Heavy-Duty Motive revenues.

4.4 Other

Nisshinbo Holdings
On February 21, 2018, we announced the receipt of a follow-on purchase order from Nisshinbo Holdings (“Nisshinbo”) to progress a Technology Solutions program to the next stage that was initially announced on September 17, 2017. On September 17, 2017, we received a purchase order from Nisshinbo to engage in a multi-year Technology Solutions program to assess the potential development of fuel cell stacks using a Non Precious Metal Catalyst (“NPMC”) for use in commercial material handling applications. With successful completion of this initial assessment, this next stage will focus on certain performance and power density enhancements to support development of low cost NPMC-based fuel cell stacks again for material handling applications. Revenue earned from this and related agreements ($0.3 million in the first quarter of 2018; $1.6 million fiscal 2017) is recorded as Technology Solutions revenues.

This follows an announcement that Nisshinbo and Ballard had successfully collaborated on development of the world’s first NPMC-based PEM fuel cell product - the FCgen®-1040 - which is a new 30-watt air-cooled fuel cell stack incorporating NPMC with possible uses in ultralight-weight applications such as laptop and cell phone chargers, and military soldier power devices. The NPMC is an innovative technology enabling a reduction in product cost through the use of significantly lower amounts of platinum.

Nisshinbo has been a strategic supplier of compression molded bipolar flow field carbon plates to Ballard for over 20 years. In November 2015, Nisshinbo also became a strategic equity investor in Ballard.

Other
On February 14, 2018, we announced that the signing of a Technology Solutions program with an unnamed strategic customer to develop a next generation air-cooled fuel cell stack. The multi-year program has an initial value to Ballard of approximately $4.2 million. A key objective of the Technology Solutions program is to design and validate an ultra-high durability, high performance air-cooled fuel cell stack for uses in a number of target market applications, including certain material handling applications, with a target operating lifetime of 20,000 hours. A key market opportunity will be the integration of the next generation stacks into fuel cell systems for class 3 lift trucks, such as pallet jacks, deployed in high throughput distribution centers and warehouse operations. Other potential applications include systems for stationary continuous and backup power.

5.	RESULTS OF OPERATIONS

5.1 Operating Segments
We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

5.2 Summary of Key Financial Metrics – Three Months Ended March 31, 2018
Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Three months ended March 31,

Fuel Cell Products and Services	2018	2017	$ Change	% Change
Heavy-Duty Motive	$9,253	$7,180	$2,073	29%
Portable Power	2,409	1,207	1,202	100%
Material Handling	414	2,209	(1,795)	(81)%
Backup Power	310	537	(227)	(42)%
Technology Solutions	7,704	11,523	(3,819)	(33)%
Revenues	20,090	22,656	(2,566)	(11)%
Cost of goods sold	13,466	13,106	360	3%
Gross Margin	$6,624	$9,550	$(2,926)	(31)%
Gross Margin %	33%	42%	n/a	(9 pts)

Fuel Cell Products and Services Revenues of $20.1 million for the first quarter of 2018 decreased (11%), or ($2.6) million, compared to the first quarter of 2017. The (11%) decline was driven by lower Technology Solutions, Material Handling and Backup Power revenues, which more than offset higher Heavy-Duty Motive and Portable Power revenues.

Heavy-Duty Motive revenues of $9.3 million increased $2.1 million, or 29%, due primarily to increased shipments of a variety of fuel cell bus products to customers, principally in China but also supported by sales in Europe. Heavy-Duty Motive revenues on a quarter to quarter basis are also impacted by product mix due to varying customer requirements and various fuel cell products, including power configurations required by our customers (and the resulting impact on selling price) of our FCveloCity®-HD7 200-kilowatt fuel cell modules, FCveloCity®-HD6 150-kilowatt fuel cell modules, FCveloCity®-HD7 85-kilowatt fuel cell modules, FCveloCity®-MD 30-kilowatt fuel cell modules, FCvelocity®-9SSL fuel cell stacks, MEA’s, and related component and parts kits. Heavy-Duty Motive revenues in the first quarter of 2018 particularly benefited from $7.9 million of shipments of MEA’s under the MEA Supply Agreement with Synergy Ballard JVCo for use in their manufacture and assembly of FCveloCity® fuel cell stacks in China. Heavy-Duty Motive revenues in the first quarter of 2017 particularly benefited from $5.2 million of shipments of FCvelocity®-9SSL fuel cell stacks to Synergy Group for a variety of programs.

Technology Solutions revenues of $7.7 million decreased ($3.8) million, or (33%), due primarily to lower amounts earned from technology transfer and related agreements with Synergy Ballard JVCo, partially offset by increases in amounts earned on other programs. Amounts earned in the first quarter of 2018 were from a variety of customer programs including amounts earned from the Volkswagen program of $5.8 million, the Siemens development program of $0.4 million, the Nisshinbo program of $0.3 million, and the ongoing technology transfer arrangements with Broad-Ocean of $0.2 million. Amounts earned in the first quarter of 2017 were also from a variety of customer programs including amounts earned from Synergy Ballard JVCo of $6.2 million on the completed in 2017 FCvelocity®-9SSL fuel cell stack production line in Yunfu, China, Volkswagen program revenues of $3.7 million, and amounts earned on a variety of other programs including the HDF distributed generation project, the TRC and CRRC Sifang tram development projects, and the project to enable Synergy Group to exclusively manufacture and sell Ballard's direct hydrogen FCgen®-H2PM fuel cell backup power systems in China. Volkswagen service revenues were also positively impacted by approximately $0.3 million in the first quarter of 2018, as compared to the first quarter of 2017, as a result of an approximate 5% higher Canadian dollar, relative to the U.S. dollar, as the Volkswagen Agreement is priced in Canadian dollars. The underlying costs to satisfy the Volkswagen Agreement are primarily denominated in Canadian dollars.

Portable Power revenues of $2.4 million increased $1.2 million, or 100%, due to higher product revenues generated by Protonex as service revenues were relatively consistent. Revenues from Protonex in the first quarter of 2018 benefited from product shipments of $1.6 million to complete a purchase order for the supply of Squad Power Manager (SPM-622) Special Operations Kits for end customer U.S. Special Operations Command. The purchase order was the first issued by the Program Executive Office (PEO) - Soldier, as part of the newly approved program of record, with Milestone C approval having been received in 2017. Portable Power revenues are impacted by the demand and timing of end customers’ product deployments as well as the demand and timing of their engineering services projects.

Material Handling revenues of $0.4 million decreased ($1.8) million, or (81%), as a result of lower stack shipments to Plug Power combined with the impact of a lower average selling price due to product mix.

Backup Power revenues of $0.3 million decreased ($0.2) million, or (42%), due primarily to a decrease in shipments of hydrogen-based backup power stacks, partially offset by an increase in hydrogen-based backup power product and service revenues in Europe for a variety of backup power applications.

Fuel Cell Products and Services gross margins declined to $6.6 million, or 33% of revenues, for the first quarter of 2018, compared to $9.6 million, or 42% of revenues, for the first quarter of 2017. The decline in gross margin of ($2.9) million, or (31%), was driven primarily by the (11%) decrease in total revenues, combined with a shift to lower overall margin product and service revenue mix resulting in a (9) percentage point decline in gross margin as a percent of revenues. Gross margin in the first quarter of 2017 particularly benefited from the increase in higher margin Technology Solutions revenues including amounts earned from Synergy Ballard JVCo related to the completed in 2017 FCvelocity®-9SSL fuel cell stack production operation in Yunfu, China.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
	2018	2017	$ Change	% Change
Research and Product Development (cash operating cost)	$6,104	$5,401	$703	13%
General and Administrative (cash operating cost)	2,795	2,681	114	4%
Sales and Marketing (cash operating cost)	1,828	1,872	(44)	(2%)
Cash Operating Costs	$10,727	$9,954	$773	8%
Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, unrealized gains or losses on foreign exchange contracts, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the first quarter of 2018 were $10.7 million, an increase of $0.8 million, or 8%, compared to the first quarter of 2017. The $0.8 million, or 8%, increase was driven primarily by an increase in research and product development cash operating costs of $0.7 million as general and administrative cash operating costs and sales and marketing cash operating costs were relatively flat period over period.

The 8% increase in cash operating costs in the first quarter of 2018 was driven primarily by higher program development and continuation engineering expenses related to research and product development and the ongoing improvement of all of our fuel cell products including the design and development of our next generation fuel cell products, and by increased investment to support our commercial efforts in China. In addition, operating expenses were negatively impacted by higher labour costs in Canada as a result of an approximate 5% higher Canadian dollar, relative to the U.S. dollar, and the resulting negative impact on our Canadian operating cost base. These cost increases were partially offset by the benefit of cost reductions as a result of the Company’s rationalization initiatives undertaken in the third and fourth quarters of 2017 at Protonex including the divestiture of certain non-core assets.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
	2018	2017	$ Change	% Change
Adjusted EBITDA	$(3,837)	$(652)	$(3,185)	(488)%
EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, unrealized gains or losses on foreign exchange contracts, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the first quarter of 2018 was ($3.8) million, compared to ($0.7) million for the first quarter of 2017. The ($3.2) million decline in Adjusted EBITDA was driven by the ($2.9) million decrease in gross margin as a result of the (11%) decline in overall revenues combined with the (9) point reduction in gross margin as a percent of revenues, and by the increase in Cash Operating Costs of ($0.8) million due primarily as a result of higher research and product development cash operating costs. These negative first quarter of 2018 impacts were partially offset by lower other operating expenses of $0.5 million due primarily to lower restructuring expenses period over period. During the first quarter of 2017, restructuring expenses of $0.6 million were incurred related primarily to a leadership change in sales and marketing combined with cost reduction initiatives in the general and administration function.

In addition and as noted above, operating costs in the first quarter of 2018 were impacted by the negative impact of a stronger Canadian dollar, relative to the U.S. dollar, as compared to the first quarter of 2017. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, operating expenses and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately 5%, or 6 basis points, higher in the first quarter of 2018 as compared to the first quarter of 2017, negative foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $0.75 million. A $0.01 increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.5 million.

Net income (loss) attributable to Ballard

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
	2018	2017	$ Change	% Change
Net income (loss) attributable to Ballard	$(5,500)	$(2,935)	$(2,565)	(87)%

Net loss attributable to Ballard for the first quarter of 2018 was ($5.5) million, or ($0.03) per share, compared to a net loss of ($2.9) million, or ($0.02) per share, in the first quarter of 2017. The ($2.6) million increase in net loss in the first quarter of 2018 was driven by the increase in Adjusted EBITDA loss of ($3.2) million, partially offset by higher finance and other income of $0.5 million in 2018 due primarily to higher foreign exchange gains.

Cash provided by (used in) operating activities

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
	2018	2017	$ Change	% Change
Cash used in operating activities	$(7,209)	$(3,097)	$(4,112)	(133)%

Cash used in operating activities in the first quarter of 2018 was ($7.2) million, consisting of cash operating losses of ($2.8) million combined with net working capital outflows of ($4.4) million. Cash used in operating activities in the first quarter of 2017 was ($3.1) million, consisting of cash operating losses of ($1.2) million and net working capital outflows of ($1.9) million. The ($4.1) million increase in cash used in operating activities in the first quarter of 2018, as compared to the first quarter of 2017, was driven by the relative increase in cash operating losses of ($1.6) million and by the relative increase in working capital requirements of ($2.5) million. The relative ($1.6) million increase in cash operating losses in the first quarter of 2018 was due primarily to the increase in Adjusted EBITDA loss of ($3.2) million, partially offset by higher finance and other income of $0.5 million, and by lower income taxes of $0.5 million related to withholding taxes on certain Chinese commercial contracts.

The total change in working capital of ($4.4) million in the first quarter of 2018 was driven by higher inventory of ($6.8) million primarily to support expected shipments in the second quarter of 2018, combined with lower accounts payable and accrued liabilities of ($7.7) million as a result of the timing of supplier payments and annual compensation awards. These first quarter of 2018 outflows were partially offset by lower accounts receivable of $9.2 million primarily as a result of the timing of revenues and the related customer collections, and by higher deferred revenue of $0.6 million as we collected net pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts in advance of work performed.

This compares to a total change in working capital of ($1.9) million in the first quarter of 2017 which was driven by higher inventory of ($2.1) million primarily to support expected shipments in the second quarter of 2017, combined with lower accounts payable and accrued liabilities of ($2.7) million as a result of the timing of supplier payments and annual compensation awards. These first quarter of 2017 working capital outflows were partially offset by higher deferred revenue of $3.0 million as we collected net pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts in advance of work performed.

5.4 Operating Expenses and Other Items – Three Months ended March 31, 2018
Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
Research and product development	2018	2017	$ Change	% Change
Research and product development expense	$6,944	$6,277	$667	11%
Less: Depreciation and amortization expense	$(602)	$(641)	$39	6%
Less: Stock-based compensation expense	$(238)	$(235)	$-3	-1%
Research and Product Development (cash operating cost)	$6,104	$5,401	$703	13%
Research and Product Development (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Research and Product Development (cash operating cost) adjusts Research and product development expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Research and product development expense in the Non-GAAP Measures section.

Research and product development expenses for the three months ended March 31, 2018 were $6.9 million, an increase of $0.7 million, or 11%, compared to the corresponding period of 2017. Excluding depreciation and amortization expense of ($0.6) million in each of the periods, and excluding stock-based compensation expense of ($0.2) million in each of the periods, research and product development cash operating costs (see Supplemental Non-GAAP Measures) were $6.1 million in the first quarter of 2018, an increase of $0.7 million, or 13%, compared to the first quarter of 2017.

The $0.7 million, or 13%, increase in research and development cash operating costs (see Supplemental Non-GAAP Measures) in the first quarter of 2018 was driven primarily by higher program development and continuation engineering expenses related to research and product development and the ongoing improvement of all of our fuel cell products including the design and development of our next generation fuel cell products, and by higher labour costs in Canada as a result of an approximate 5% higher Canadian dollar, relative to the U.S. dollar, and the resulting negative impact on our Canadian operating cost base. These cost increases were partially offset by lower costs at Protonex as a result of the Company’s rationalization initiatives undertaken in the third and fourth quarters of 2017.

Government funding recoveries were also lower in 2018 as compared to 2017 due primarily to a decline in government funding recoveries in Denmark by Ballard Power Systems Europe A/S. Government research funding and development costs capitalized as fuel cell technology intangible assets are reflected as cost offsets to research and product development expenses, whereas labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

Depreciation and amortization expense included in research and product development expense for the three months ended March 31, 2018 was $0.6 million, consistent with the corresponding period of 2017. Depreciation and amortization expense relates primarily to amortization expense on our intangible assets and depreciation expense on our research and product development equipment. Research and product development depreciation and amortization expense is primarily due to the acquisition of Protonex on October 1, 2015 and the resulting amortization of acquired intangible assets over their estimated useful lives of 15 to 20 years.

Stock-based compensation expense included in research and product development expense for the three months ended March 31, 2018 was $0.2 million, consistent with the corresponding period of 2017.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
General and administrative	2018	2017	$ Change	% Change
General and administrative expense	$3,687	$3,242	$445	14%
Less: Depreciation and amortization expense	$(316)	$(233)	$(83)	(35)%
Less: Stock-based compensation expense	$(272)	$(328)	$56	17%
Add: Unrealized gain (loss) on foreign exchange contracts	$(304)	$—	$(304)	(100)%
General and Administrative (cash operating cost)	$2,795	$2,681	$114	4%
General and Administrative (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. General and Administrative (cash operating cost) adjusts General and administrative expense for depreciation and amortization expense, stock-based compensation expense and unrealized gains or losses on foreign exchange contracts. See the reconciliation of the adjustments to General and administrative expense in the Non-GAAP Measures section.

General and administrative expenses for the three months ended March 31, 2018 were $3.7 million, an increase of $0.4 million, or 14%, compared to the corresponding period of 2017. Excluding depreciation and amortization expense of ($0.3) million and ($0.2) million, respectively, in each of the periods, excluding stock-based compensation expense of ($0.3) million in each of the periods, and excluding unrealized losses on foreign exchange contracts of ($0.3) million in the three months ended March 31, 2018, general and administrative cash operating costs (see Supplemental Non-GAAP Measures) were $2.8 million in the first quarter of 2018, an increase of 4%, compared to the first quarter of 2017.

The $0.1 million, or 4%, increase in general and administrative cash operating costs (see Supplemental Non-GAAP Measures) in the first quarter of 2018 was driven primarily by higher labour costs in Canada as a result of an approximate 5% higher Canadian dollar, relative to the U.S. dollar, and the resulting negative impact on our Canadian operating cost base. These cost increases were partially offset by lower costs at Protonex as a result of the Company’s rationalization initiatives undertaken in the third and fourth quarters of 2017.

Depreciation and amortization expense included in general and administrative expense for the three months ended March 31, 2018 was $0.3 million, compared to $0.2 million for the corresponding period of 2017. The expense relates primarily to depreciation and amortization expense on our office and information technology intangible assets and on our office and information technology equipment and has increased in 2018 as a result of increased investment in a new ERP system.

Stock-based compensation expense included in general and administrative expense for the three months ended March 31, 2018 was $0.3 million, consistent with the corresponding period of 2017.

Unrealized gains (losses) on foreign exchange contracts included in general and administrative expense for the three months ended March 31, 2018 was ($0.3) million, compared to nil for the corresponding period of 2017. Periodically, we use forward foreign exchange contracts to manage our exposure to currency rate fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in profit or loss (general and administrative expense) as these contracts are not designated or qualified under hedge accounting criteria. At March 31, 2018, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $20.7 million at an average rate of 1.2624 Canadian per U.S dollar, resulting in an unrealized loss of ($0.3) million at March 31, 2018.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
Sales and marketing	2018	2017	$ Change	% Change
Sales and marketing expense	$1,978	$1,914	$64	3%
Less: Depreciation and amortization expense	$—	$—	$—	-%
Less: Stock-based compensation (expense) recovery	$(150)	$(41)	$(109)	(266)%
Sales and Marketing (cash operating cost)	$1,828	$1,873	$(45)	(2)%
Sales and Marketing (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Sales and Marketing (cash operating cost) adjusts Sales and marketing expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Sales and marketing expense in the Non-GAAP Measures section.

Sales and marketing expenses for the three months ended March 31, 2018 were $2.0 million, an increase of $0.1 million, or 3%, compared to the corresponding period of 2017. Excluding stock-based compensation (expense) recovery of ($0.15) million and ($0.04) million, respectively, in each of the periods, sales and marketing cash operating costs (see Supplemental Non-GAAP Measures) were $1.8 million in the first quarter of 2018, an decrease of (2%), compared to the first quarter of 2017.

The nominal, or (2%), decrease in sales and marketing cash operating costs (see Supplemental Non-GAAP Measures) in the first quarter of 2018 was driven primarily by lower costs at Protonex as a result of the Company’s rationalization initiatives undertaken in the third and fourth quarters of 2017. This decline was partially offset by an increased investment to support our commercial sales and marketing efforts in China, combined with higher labour costs in Canada as a result of an approximate 5% higher Canadian dollar, relative to the U.S. dollar, and the resulting negative impact on our Canadian operating cost base.

Stock-based compensation expense included in sales and marketing expense for the three months ended March 31, 2018 was $0.15 million, compared to $0.04 million, for the corresponding period of 2017. The increase in 2018 is primarily as a result of increased investment to support our commercial sales and marketing efforts in China.

Other expense for the three months ended March 31, 2018 was $0.1 million, compared to $0.6 million for the corresponding period of 2017. The following table provides a breakdown of other expense for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
	2018	2017	$ Change	% Change
Impairment loss (recovery) on trade receivables	$—	$(2)	$2	100%
Restructuring expense	66	586	(520)	(89)%
Acquisition charges	—	—	—	—
Other expenses (recovery)	$66	$584	(518)	(89)%

Restructuring expenses of $0.6 million for the three months ended March 31, 2017 relate primarily to a leadership change in sales and marketing, combined with cost reduction initiatives in the general and administration function.

Finance income (loss) and other for the three months ended March 31, 2018 was $0.7 million, compared to $0.2 million for the corresponding period of 2017. The following table provides a breakdown of finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
	2018	2017	$ Change	% Change
Employee future benefit plan expense	$(56)	$(60)	$4	7%
Pension administration expense	(12)	(15)	3	20%
Investment and other income (loss)	95	89	6	7%
Foreign exchange gain (loss)	698	231	467	202%
Finance income (loss) and other	$725	$245	$480	196%

Employee future benefit plan expense for the three months ended March 31, 2018 were ($0.1) million, consistent with the corresponding period of 2017. Employee future benefit plan expense primarily represents the expected interest cost on plan obligations in excess of the expected return on plan assets related to a curtailed defined benefit pension plan for certain former United States employees. Nominal pension administration expense for the three months ended December 31, 2018 and 2017 represent administrative costs incurred in managing the plan.

Foreign exchange gains (losses) for the three months ended March 31, 2018 were $0.7 million, compared to $0.2 million for the corresponding period of 2017. Foreign exchange gains and losses are attributable primarily to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses impacted by the conversion of Ballard Power Systems Europe A/S’ assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date are recorded in other comprehensive income (loss).

Investment and other income for the three months ended March 31, 2018 were $0.1 million, consistent with the corresponding period of 2017. Amounts were earned primarily on our cash and cash equivalents.

Finance expense for the three months ended March 31, 2018 was ($0.1) million, compared to ($0.2) million for the corresponding period of 2017. Finance expense relates primarily to the sale and leaseback of our head office building in Burnaby, British Columbia which was completed on March 9, 2010. Due to the long term nature of the lease, the leaseback of the building qualifies as a finance (or capital) lease.

Income tax expense for the three months ended March 31, 2018 was nominal, compared to ($0.5) million for the corresponding period of 2017. Income tax expense relates primarily to withholding taxes in China deducted from proceeds earned on certain Chinese commercial contracts.

Equity in income (loss) of investment for the three months ended March 31, 2018 and 2017 was nominal. Equity in income of investment relates to the pickup of 10% of the net income (loss) of Synergy Ballard JVCo as a result of our 10% ownership position in the China joint venture which is accounted using the equity method of accounting.

5.5 Summary of Quarterly Results
The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts and weighted average shares outstanding which are expressed in thousands)	Quarter ended,
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
Revenues	$20,090	$40,257	$31,854	$26,521
Net income (loss) attributable to Ballard	$(5,500)	$(2,887)	$(1,027)	$(1,201)
Net income (loss) per share attributable to Ballard, basic and diluted	(0.03)	(0.02)	(0.01)	(0.01)
Weighted average common shares outstanding	178,186	177,803	176,438	175,953

	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
Revenues	$22,656	30,684	$20,635	$17,647
Net income (loss) attributable to Ballard	$(2,935)	(1,121)	$(4,187)	$(5,810)
Net income (loss) per share attributable to Ballard, basic and diluted	(0.02)	(0.01)	(0.03)	(0.04)
Weighted average common shares outstanding	174,853	174,722	165,193	156,889

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:

•
Revenues: Variations in fuel cell product and service revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus and fuel cell product deployments as well as the demand and timing of their engineering services projects. Variations in fuel cell product and service revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts. Revenues were positively impacted in the fourth quarter of 2017 as we fulfilled an $18 million supply contract (announced on June 5, 2017) for 400 FCveloCity® fuel cell engines and consisting primarily of shipments of FCveloCity®-MD 30-kilowatt fuel cell products and MEA’s. Revenues were negatively impacted as of the second quarter of 2016 by the CHEM Transaction whereby we disposed certain assets related to our methanol Telecom Backup Power line of our business including intellectual property rights and physical assets such as inventory and related product brands.

•
Operating expenditures: Operating expenses were negatively impacted in the first quarter of 2017 by restructuring expenses of ($0.6) million related to a leadership change in sales and marketing and by cost reduction initiatives in the general and administration function. Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

•
Net income (loss): Net income (loss) for the fourth quarter of 2017 was negatively impacted by a loss on sale of assets of ($0.5) million as we sold certain SOFC fuel cell inventory to Upstart for nominal proceeds. Net loss in the fourth quarter of 2017 was also negatively impacted by impairment charges of ($1.5) million consisting of a ($1.2) million impairment charge on intangible assets and a ($0.3) million impairment charge on property, plant and equipment as we wrote-down certain SOFC fuel cell assets to their estimated net realizable value of $0.05 million. Net income (loss) for the second quarter of 2017 was negatively impacted by a loss on sale of assets of ($0.8) million as we recorded an impairment adjustment against the potential purchase price receivable from the CHEM Transaction by reducing the estimated fair value of the potential remaining earn-out to $1.0 million from $1.8 million. Net income (loss) in the second quarter of 2016 was negatively impacted by a loss on sale of assets of ($0.4) million recognized on the closing of the CHEM Transaction after initially estimating the fair value of the remaining potential purchase price of up to $3.1 million to approximate $1.8 million.

6.	CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

6.1 Summary of Cash Flows
Cash and cash equivalents were $52.5 million at March 31, 2018, compared to $60.3 million at December 31, 2017. The ($7.7) million decrease in cash and cash equivalents in 2018 was driven by net losses (excluding non-cash items) of ($2.8) million, net working capital outflows of ($4.4) million, purchases of property, plant and equipment of ($0.8) million, and by finance lease repayments of ($0.2) million. These 2018 outflows were partially offset by net proceeds received from share purchase warrant exercises of $0.2 million, and by net proceeds received from share purchase option exercises of $0.5 million.

6.2 Cash Provided by (Used by) Operating Activities
For the three months ended March 31, 2018, cash provided by (used in) operating activities was ($7.2) million, consisting of cash operating losses of ($2.8) million and net working capital outflows of ($4.4) million. For the three months ended March 31, 2017, cash used by operating activities was ($3.1) million, consisting of cash operating losses of ($1.2) million and net working capital outflows of ($1.9) million. The ($4.1) million increase in cash used in operating activities in the first quarter of 2018, as compared to the first quarter of 2017, was driven by the relative increase in cash operating losses of ($1.6) million and by the relative increase in working capital requirements of ($2.5) million. The relative ($1.6) million increase in cash operating losses in the first quarter of 2018 was due primarily to the increase in Adjusted EBITDA loss of ($3.2) million, partially offset by higher finance and other income of $0.5 million, and by lower income taxes of $0.5 million related to withholding taxes on certain Chinese commercial contracts.

In the first quarter of 2018, net working capital outflows of ($4.4) million were driven by higher inventory of ($6.8) million primarily to support expected shipments in the second quarter of 2018, combined with lower accounts payable and accrued liabilities of ($7.7) million as a result of the timing of supplier payments and annual compensation awards. These first quarter of 2018 outflows were partially offset by lower accounts receivable of $9.2 million primarily as a result of the timing of revenues and the related customer collections, and by higher deferred revenue of $0.6 million as we collected net pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts in advance of work performed.

This compares to net working capital outflows of ($1.9) million in the first quarter of 2017 which were driven by higher inventory of ($2.1) million primarily to support expected shipments in the second quarter of 2017, combined with lower accounts payable and accrued liabilities of ($2.7) million as a result of the timing of supplier payments and annual compensation awards. These first quarter of 2017 working capital outflows were partially offset by higher deferred revenue of $3.0 million as we collected net pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts in advance of work performed.

6.3 Cash Provided by (Used by) Investing Activities
Investing activities resulted in net cash outflows of ($0.8) million for the three months and year ended March 31, 2018, compared to net cash outflows of ($1.5) million for the corresponding period of 2017.

Investing activities in the first quarter of 2018 of ($0.8) million consist of capital expenditures of ($0.8) million primarily for production and test equipment.

Investing activities in the first quarter of 2017 of ($1.5) million consist primarily of capital expenditures of ($0.8) million, and by investments in other intangible assets of ($0.6) million relating to the implementation of a new Enterprise Resource Planning (“ERP”) management reporting software system.

6.4 Cash Provided by (Used by) Financing Activities
Financing activities resulted in net cash inflows of $0.5 million for the three months and year ended March 31, 2018, compared to net cash inflows of $0.1 million for the corresponding period of 2017.

Financing activities in the first quarter of 2018 of $0.5 million consist of proceeds from share purchase warrant exercises of $0.2 million, proceeds from share purchase option exercises of $0.5 million, partially offset by finance lease payments of ($0.2) million.

Financing activities in the first quarter of 2017 of $0.1 million consist of proceeds from share purchase option exercises of $0.2 million, partially offset by finance lease payments of ($0.1) million.

6.5 Liquidity and Capital Resources
At March 31, 2018, we had total Liquidity of $52.5 million. We measure Liquidity as our net cash position, consisting of the sum of our cash, cash equivalents and short-term investments of $52.5 million, net of amounts drawn on our $7 million Canadian demand revolving facility (“Operating Facility”) of nil. The Operating Facility is occasionally used to assist in financing our short term working capital requirements and is secured by a hypothecation of our cash, cash equivalents and short-term investments.

We also have a $1.8 million Canadian capital leasing facility (“Leasing Facility”) which is occasionally used to finance the acquisition and / or lease of operating equipment and is secured by a hypothecation of our cash, cash equivalents and short-term investments. As of March 31, 2018, nothing was outstanding on the Leasing Facility.

Our Liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities at all times. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on Fuel Cell Products and Services revenue growth, improving overall gross margins, maintaining discipline over Cash Operating Costs, managing working capital requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. We believe that we have adequate liquidity in cash and working capital to meet this Liquidity objective and to finance our operations.

Failure to achieve or maintain this Liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this Liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, and make increased investments in working capital as we grow our business, our actual liquidity requirements will also vary and will be impacted by our relationships with our lead customers and strategic partners including their ability to successfully finance and fund their operations and programs and agreements with us, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product, service and licensing opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

In addition to our existing cash reserves of $52.5 million at March 31, 2018, there were 0.7 million warrants outstanding (expire on October 9, 2018) from the October 2013 underwritten offering each of which enable the holder to purchase one common share at a fixed price of $2.00 per common share. If any of these warrants are exercised our liquidity position would be further augmented. We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable such an action and to allow the exercise of warrants, we filed a new short form base shelf prospectus (“Prospectus”) in June 2016 ahead of the expiry of the then existing short form base shelf prospectus in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 (“Registration Statement”) with the United States Securities and Exchange Commission. These filings enable offerings of equity securities during the effective period (to July 2018) of the Prospectus and Registration Statements. However, no assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company. It is our intention to file a new Prospectus and Registration Statement by July 2018 prior to the expiry of the existing Prospectus and Registration Statement to enable the offering of equity securities for an additional 2-year term to July 2020.

7.	OTHER FINANCIAL MATTERS
7.1 Off-Balance Sheet Arrangements and Contractual Obligations
Periodically, we use forward foreign exchange and forward platinum purchase contracts to manage our exposure to currency rate fluctuations and platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are either (i) recorded in other comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in profit or loss (general and administrative expense) if either not designated, or not qualified, under hedge accounting criteria. At March 31, 2018, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $20.7 million at an average rate of 1.2624 Canadian per U.S dollar, resulting in an unrealized loss of Canadian ($0.4) million at March 31, 2018. The outstanding foreign exchange currency contracts are not qualified under hedge accounting.

At March 31, 2018, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

At March 31, 2018, we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than one year	1-3 years	4-5 years	After 5 years
Operating leases	$20,801	$2,616	$4,953	$4,380	$8,852
Capital leases	8,371	1,097	2,399	2,490	2,385
Asset retirement obligations	1,723	—	—	—	1,723
Total contractual obligations	$30,895	$3,713	$7,352	$6,870	$12,960

In addition, we have outstanding commitments of $1.4 million at March 31, 2018 related primarily to purchases of property, plant and equipment. Capital expenditures and expenditures on other intangible assets pertain to our regular operations and are expected to be funded through cash on hand.

In connection with the acquisition of intellectual property from UTC on April 24, 2014, we retain a royalty obligation to pay UTC a portion (typically 25%) of any future intellectual property sale and licensing income generated from our intellectual property portfolio for a period of 15-years expiring in April 2029.

As of December 31, 2017, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date as a result of this agreement. We also retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $2.2 million) on sales of certain fuel cell products for commercial transit applications. No royalties have been incurred to date as a result of this agreement.

In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. At March 31, 2018, we have not accrued any amount owing, or receivable, as a result of any indemnity agreements undertaken in the ordinary course of business.

In January, February and April 2018, certain related class action complaints were filed in U.S. Federal Court alleging violations of U.S. federal securities laws. In April plaintiffs voluntarily dismissed all but one of their cases, Porwal v. Ballard Power Systems, Inc. et al (S.D. N.Y.). Under the current scheduling order in this action, Plaintiffs are required to file an amended complaint by June 22, 2018. Ballard will vigorously contest, and defend against, Plaintiffs’ claims and believes the claims are without merit.

7.2 Related Party Transactions
Related parties include our 10% owned equity accounted investee, Synergy Ballard JVCo. Transactions between us and our subsidiaries are eliminated on consolidation. For the three months ended March 31, 2018, related party transactions and balances with Synergy Ballard JVCo are as follows:

(Expressed in thousands of U.S. dollars)	Three Months Ended March 31,
Transactions with related parties	2018	2017
Revenues	$7,991	$6,695
Cost of goods sold and operating expense	$—	$—

(Expressed in thousands of U.S. dollars)	As at March 31,	As at December 31,
Balances with related parties	2018	2017
Accounts receivable	$272	$1,415
Investments	$172	$676
Deferred revenue	$2,259	$2,973

We also provide key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Company’s share-based compensation plans. Key management personnel compensation is summarized in note 29 to our annual consolidated financial statements for the year ended December 31, 2017.

7.3 Outstanding Share and Equity Information

As at May 1, 2018
Common share outstanding	178,713,045
Warrants outstanding	662,050
Options outstanding	5,370,086
DSU’s outstanding	974,451
RSU’s and PSU’s outstanding (subject to vesting criteria)	1,864,913

8.	ACCOUNTING MATTERS
8.1 Overview
Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

8.2 Critical Judgments in Applying Accounting Policies
Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of our ability to continue as a going concern (See Note 2 (e) to our condensed consolidated interim financial statements).

Our significant accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2017 except as described below. These changes in accounting policies are also expected to be reflected in the Company's consolidated financial statements as at and for the year ending December 31, 2018.

Effective January 1, 2018, we have initially adopted IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments. The effect of initially applying these standards did not have a material impact on our financial statements. A number of other new standards are also effective from January 1, 2018 but they also did not have a material impact on our financial statements. Changes to significant accounting policies are detailed below and in note 3 to our condensed consolidated interim financial statements.

8.3 Key Sources of Estimation Uncertainty
The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next financial year.

REVENUE RECOGNITION

Revenues are generated primarily from product sales, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license and sale revenues are derived primarily from standard licensing and technology transfer agreements. Engineering service and technology transfer service revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment.

On standard product sales contracts, customers obtain control of the product when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions are made at the time of sale for warranties. Revenue recognition for standard product sales contracts does not usually involve significant estimates.

On standard licensing and technology transfer agreements, revenues are recognized on the transfer of rights to a licensee, when it is determined to be distinct from other performance obligations, and if the customer can direct the use of, and obtain substantially all of the remaining benefits from the license as it exists at the time of transfer. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit. Revenue recognition for standard license and sale agreements does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, the customer controls all of the work in progress as the services are being provided. This is because under those contracts, the deliverables are made to a customer’s specification and if a contract is terminated by the customer, then the Corporation is entitled to reimbursement of the costs incurred to date plus the applicable margin. Therefore, revenue from these contracts and the associated costs are recognized as the costs are incurred over time.

On long-term fixed price contracts, revenues are recognized over time typically on a percentage-of-completion basis, which consists of recognizing revenue for a performance obligation on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. If the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

•
The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

•
The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the amount of consideration for which the Corporation is expected to be entitled and in determining when a performance obligation has been met.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones, or that our estimates of the work required completing a contract may change.

During the three months ended March 31, 2018 and 2017, there were no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated at least annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization decreased due to a decline in the trading price of our common stock, which could negatively impact the fair value of our business.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the cumulative loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Based on the impairment test performed as at December 31, 2017 and our assessment of current events and circumstances, we have concluded that no goodwill impairment test was required for the three months ended March 31, 2018.

In addition to the above goodwill impairment test, we perform a quarterly assessment of the carrying amounts of our non-financial assets (other than inventories) to determine whether there is any indication of impairment. During the year ended December 31, 2017, we recorded a loss on sale of assets of ($0.9) million as the remaining estimated potential purchase price owing from the 2016 CHEM Transaction was written down to its revised and final fair value of $0.9 million (which was collected in the fourth quarter of 2017) from its previous fair value estimate of $1.8 million as of December 31, 2016. During the fourth quarter of 2017, we also recognized a loss on sale of assets of ($0.5) million as we sold certain SOFC fuel cell inventory to Upstart for nominal proceeds, and recorded impairment charges of ($1.5) million consisting of a ($1.2) million impairment charge on intangible assets and a ($0.3) million impairment charge on property, plant and equipment as we wrote-down certain SOFC fuel cell assets to their estimated net realizable value of $0.05 million.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received.

In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three months and year ended March 31, 2018, we recorded provisions to accrued warranty liabilities of $0.2 million for new product sales, compared to $0.3 million for the three months ended March 31, 2017.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months ended March 31, 2018 were adjusted upwards by a net nominal amount, compared to a net nominal adjustment downwards for the three months ended March 31, 2017. The positive adjustments to the accrued warranty liability provisions in 2018 were due primarily to contractual expirations and improved lifetimes and reliability of our Heavy-Duty Motive products.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three months ended March 31, 2018, nominal net negative inventory adjustments were recorded as a charge to cost of product and service revenues, compared to net positive inventory adjustments of $0.2 million recorded as a recovery to cost of product and service revenues for the three months ended March 31, 2017.

FINANCIAL ASSETS INCLUDING IMPAIRMENT OF TRADE RECEIVABLES

A financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. Trade and other receivables and cash and cash equivalents are classified at amortized cost.

An ‘expected credit loss’ (“ECL”) model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Our financial assets that are measured at amortized cost and subject to the ECL model consist primarily of trade receivables and contract assets.

In applying the ECL model, loss allowances are measured on either of the following bases:

•	12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

•	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

We have elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, we consider reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on our historical experience and informed credit assessment and including forward-looking information.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that we expect to receive). ECLs are discounted at the effective interest rate of the financial asset. At each reporting date, we assess whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment (losses) recoveries related to trade receivables and contract assets are presented separately in the statement of profit or loss. During the three months ended March 31, 2018 and 2017, nominal net impairment (charges) on trade receivables and contract assets were recorded in other operating income.

EMPLOYEE FUTURE BENEFITS

The present value of our defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As of March 31, 2017, we have not recorded any deferred income tax assets on our consolidated statement of financial position.

8.4 Recently Adopted Accounting Policy Changes
Effective January 1, 2018, we have initially adopted IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments. The effect of initially applying these standards did not have a material impact on the Corporation’s financial statements. A number of other new standards are also effective from January 1, 2018 but they also did not have a material impact on the Corporation’s financial statements.

IFRS 15 - REVENUE FROM CONTRACTS WITH CUSTOMERS
IFRS 15 Revenue from Contracts with Customers establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The Corporation has adopted IFRS 15 using the cumulative effect method (without practical expedients; with the effect of initially applying this standard recognized at the date of initial application (i.e. January 1, 2018). Accordingly, the information presented for 2017 has not been restated - i.e. it is presented, as previously reported, under IAS 18, IAS 11 and related interpretations.

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the Standard to licenses of intellectual property.

The adoption of IFRS 15 did not have a material impact on the Corporation’s financial statements.

IFRS 9 - FINANCIAL INSTRUMENTS
IFRS 9 Financial Instruments sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement. There was no material impact to the Corporation’s financial statements as a result of transitioning to IFRS 9.

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment.

IFRS 9 also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model.

The adoption of IFRS 9 did not have a material impact on the Corporation’s financial statements.

8.5 Future Accounting Policy Changes
The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.

IFRS 16 - LEASES
On January 13, 2016, the IASB issued IFRS 16 Leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors. Other areas of the lease accounting model have been impacted, including the definition of a lease. Transitional provisions have been provided.
The new standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers as at or before the date of initial adoption of IFRS 16. IFRS 16 will replace IAS 17 Leases. The Corporation intends to adopt IFRS 16 in its financial statements for the fiscal year beginning on January 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.

IFRIC 23 - UNCERTAINTY OVER INCOME TAX TREATMENTS
On June 7, 2017, the IASB issued IFRIC Interpretation 23 Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation requires an entity to:

•	contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;

•	reflect an uncertainty in the amount of income tax payable (recoverable) if it is probable that it will pay (or recover) an amount for the uncertainty; and

•	measure a tax uncertainty based on the most likely amount of expected value depending on whichever method better predicts the amount payable (recoverable).

The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Early application is permitted. The Corporation intends to adopt the Interpretation in its financial statements for the fiscal year beginning on January 1, 2019. The extent of the impact of adoption of the Interpretation has not yet been determined.

9.	SUPPLEMENTAL NON-GAAP MEASURES AND RECONCILIATIONS

9.1 Overview
In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs (including its components of research and product development (operating cost), general and administrative (operating cost) and sales and marketing (operating cost)), EBITDA and Adjusted EBITDA, and Adjusted Net Loss. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

9.2 Cash Operating Costs
This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on an ongoing cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis.

We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs, unrealized gains and losses on foreign exchange contracts, and financing charges. The following tables show a reconciliation of operating expenses to Cash Operating Costs for the three months ended March 31, 2018 and 2017:

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
Cash Operating Costs	2018	2017	$ Change
Total Operating Expenses	$12,675	$12,017	$658
Stock-based compensation expense	(660)	(604)	(56)
Impairment recovery (losses) on trade receivables	—	2	(2)
Acquisition and integration costs	—	—	—
Restructuring (charges) recovery	(66)	(586)	520
Unrealized gain (loss) on foreign exchange contracts	(304)	—	(304)
Financing charges	—	—	—
Depreciation and amortization	(918)	(875)	(43)
Cash Operating Costs	$10,727	$9,954	$773

The components of Cash Operating Costs of research and product development (cash operating cost), general and administrative (cash operating cost), and sales and marketing (cash operating cost) differ from their respective most comparable GAAP measure of research and product development expense, general and administrative expense, and sales and marketing expense, primarily because they do not include stock-based compensation expense and depreciation and amortization expense. A reconciliation of these respective operating expenses to the respective components of Cash Operating Costs for the three months ended March 31, 2018 and 2017 is included in Operating Expense and Other Items.

A breakdown of total stock-based compensation expense for the three months ended March 31, 2018 and 2017 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
Stock-based compensation expense	2018	2017	$ Change
Total stock-based compensation expense recorded as follows:
Cost of goods sold	$—	$—	$—
Research and product development expense	238	235	3
General and administrative expense	272	328	(56)
Sales and marketing expense (recovery)	150	41	109
Stock-based compensation expense	$660	$604	$56

A breakdown of total depreciation and amortization expense for the three months ended March 31, 2018 and 2017 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
Depreciation and amortization expense	2018	2017	$ Change
Total depreciation and amortization expense recorded as follows:
Cost of goods sold	$378	$335	$43
Research and product development expense	602	641	(39)
General and administrative expense	316	233	83
Sales and marketing expense	—	—	—
Depreciation and amortization expense	$1,296	$1,209	$87

9.3 EBITDA and Adjusted EBITDA
These supplemental non-GAAP measures are provided to assist readers in determining our operating performance. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss attributable to Ballard, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, unrealized gains and losses on foreign exchange contracts, and acquisition costs. The following tables show a reconciliation of net loss attributable to Ballard to EBITDA and Adjusted EBITDA for the three months ended March 31, 2018 and 2017:

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
EBITDA and Adjusted EBITDA	2018	2017	$ Change
Net income (loss) attributable to Ballard	$(5,500)	$(2,935)	$(2,565)
Depreciation and amortization	1,296	1,210	86
Finance expense	132	181	(49)
Income taxes	(4)	532	(536)
EBITDA attributable to Ballard	$(4,076)	$(1,012)	$(3,064)
Stock-based compensation expense (recovery)	660	604	56
Acquisition and integration costs	—	—	—
Finance and other (income) loss	(725)	(245)	(480)
Gain on sale of intellectual property	—	—	—
Impairment charges on intangible assets and property, plant and equipment	—	—	—
Loss (gain) on sale of assets	—	—	—
Unrealized loss (gain) on foreign exchange contracts	304	—	304
Adjusted EBITDA	$(3,837)	$(653)	$(3,184)

9.4 Adjusted Net Loss
This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our results from continuing operations for transactional gains and losses and impairment losses. Adjusted Net Loss differs from the most comparable GAAP measure, net loss attributable to Ballard, primarily because it does not include transactional gains and losses, asset impairment charges, and acquisition costs. The following table shows a reconciliation of net loss attributable to Ballard to Adjusted Net Loss for the three months ended March 31, 2018 and 2017:

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
Adjusted Net Loss	2018	2017	$ Change
Net (loss) attributable to Ballard	$(5,500)	$(2,935)	$(2,565)
Acquisition and integration costs	—	—	—
Impairment charges (recovery) on intangible assets and property, plant and equipment	—	—	—
Loss on sale of assets	—	—	—
Adjusted Net Loss	$(5,500)	$(2,935)	$(2,565)
Adjusted Net Loss per share	$(0.03)	$(0.02)	$(0.01)